Exhibit 99.1

Execution Version

FIRST AMENDMENT TO CREDIT AGREEMENT

This FIRST AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is made and entered into as of February 27, 2023 by and among THERATECHNOLOGIES INC., a corporation governed by the Business Corporations Act (Quebec) (the “Borrower”), and the lenders party hereto (the “Lenders”), which constitute the Required Lenders.

WHEREAS, the Borrower, the Lenders and U.S. Bank Trust Company, National Association, in its capacity as administrative agent and collateral agent (the “Agent”) are parties to that certain Credit Agreement, dated as of July 20, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS, the Borrower wishes to amend certain provisions of the Credit Agreement as provided in this Amendment, and pursuant to Section 10.1 of the Credit Agreement, the Credit Agreement may be amended in writing and consented to by the Borrower and the Required Lenders; and

WHEREAS, the Borrower has agreed to issue on the date hereof and to the Lenders, warrants to purchase 5,000,000 common shares of the Borrower with an exercise price of $1.45, a seven year term, and other terms and conditions set forth in the Subscription Agreement in the form attached hereto as Exhibit A (the “Warrants”), as consideration for the agreement by the Lenders to enter into this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Credit Agreement.

2. Amendment to the Credit Agreement. Upon the satisfaction of the condition precedent set forth in Section 5 below, each Lender and the Borrower hereby agree that the Credit Agreement is hereby amended as follows:

(a) Section 1.1 of the Credit Agreement is hereby amended by replacing the definition of “Qualified Cash” with the following:

“Qualified Cash” means, as of any date of determination, the aggregate amount of (i) unrestricted cash on hand of the Loan Parties maintained in deposit accounts in the name of a Loan Party in Canada or the United States as of such date, which deposit accounts are subject to Control Agreements, (ii) Cash Equivalent Investments of the Loan Parties maintained in accounts in the name of a Loan Party in Canada or the United States as of such date, which accounts are subject to Control Agreements, and (iii) Permitted Government Securities of the Loan Parties maintained in accounts in the name of a Loan Party in Canada or the United States as of such date, which accounts are subject to Control Agreements, subject in each case for clauses (i)-(iii) above, to the ability to deliver such Control Agreements post-closing in accordance with Section 6.14(c) of the Credit Agreement and treating any such Control Agreements entered into prior to December 31, 2022 as having been delivered as of the Effective Date for all computations of Liquidity under the Credit Agreement.”

(b) Section 4.3.2(a) of the Credit Agreement is deleted in its entirety and replaced with:

“(a) With respect to the Tranche Two Loans, (i) the Tranche One Loans shall have been funded, and (ii) receipt by Agents and the Lenders of evidence reasonably satisfactory in all respects to the Lenders of the Borrower’s generation in the most recent twelve calendar month period ending at least 30 days prior to the Funding Date of the Tranche Two Loans of at least $75,000,000 of Net Revenues.”

(c)  Section 6.1.1 of the Credit Agreement is deleted in its entirety and replaced with:

“Annual Reports. As soon as available and in any event within 90 days following the end of each Fiscal Year, beginning with the Fiscal Year ending November 30, 2022, (i) the consolidated balance sheet of Borrower and its Subsidiaries as of the end of such Fiscal Year and related consolidated statements of income, changes in equity and cash flows for such Fiscal Year, in comparative form with such financial statements as of the end of, and for, the preceding Fiscal Year, and notes thereto, all prepared in accordance with IFRS and accompanied by an opinion of KPMG LLP or other independent public accountants of recognized national standing (which opinion shall not be qualified as to scope or, other than the opinion of KPMG LLP relating to the consolidated financial statements of the Borrower and its Subsidiaries for the Fiscal Year ended November 30, 2022, contain any explanatory paragraph expressing substantial doubt about the ability of Borrower and its Subsidiaries to continue as a going concern), stating that such financial statements fairly present, in all material respects, the consolidated financial position and results of operations of the Borrower and its Subsidiaries as of the dates and for the periods specified in accordance with IFRS, and (ii) a narrative report and management’s discussion and analysis of the results of operation of Borrower and its Subsidiaries for such Fiscal Year, as compared to amounts for the previous Fiscal Year.”

3.  Effectiveness of Amendment of Qualified Cash. The Borrower and the Lenders hereby agree that the amendment of the definition of “Qualified Cash” in Section 2(a) above shall be effective as of July 20, 2022 for all purposes under the Credit Agreement, that such amendment was the intent of the parties from inception of the Credit Agreement and that any failure to have Control Agreements in effect prior to the date hereof for any items that would otherwise satisfy the requirements of clause (ii) or (iii) of the definition of Qualified Cash (as amended above) should not be interpreted as a Default or an Event of Default. For greater clarity, the Lenders hereby waive any Default or Event of Default under the Credit Agreement occurring as a result of the failure to have Control Agreements in effect prior to the date hereof for any items that would otherwise satisfy the requirements of clause (ii) or (iii) of the definition of Qualified Cash (as amended above).

4.  Representations and Warranties. The Borrower represents and warrants to the Lenders as follows:

(a)  After giving effect to this Amendment, the representations and warranties of the Borrower and the Guarantors contained in the Credit Agreement or any other Loan Document are true and correct in all material respects (other than any representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date hereof (or as of a specific earlier date if such representation or warranty expressly relates to an earlier date).

(b)  After giving effect to this Amendment, no Default or Event of Default under the Credit Agreement has occurred and is continuing.

5. Condition to Effectiveness of Amendment. This Amendment shall become effective upon (a) the due execution and delivery of this Amendment by each of the Lenders and the Borrower, (b) the issuance by the Borrower to the Lenders of the Warrants, and (iii) the payment of all expenses of the Lenders incurred in connection with the negotiation, preparation, execution and delivery of this Amendment and the transactions contemplated hereby, which have been invoiced to the Borrower prior to the date hereof.

6. Expenses. The Borrower agrees to pay on demand all reasonable out-of-pocket and documented expenses of one primary counsel (and one counsel in each foreign jurisdiction) of the Lenders incurred in connection with the negotiation, preparation, execution and delivery of this Amendment and the transactions contemplated hereby.

7. No Implied Amendment or Waiver. Except as expressly set forth in this Amendment, this Amendment shall not, by implication or otherwise, limit, impair, constitute a waiver of or otherwise affect any rights or remedies of the Lenders or the Agent under the Credit Agreement or the other Loan Documents, or alter, modify, amend or in any way affect any of the terms, obligations or covenants contained in the Credit Agreement or the other Loan Documents, all of which shall continue in full force and effect. Nothing in this Amendment shall be construed to imply any willingness on the part of the Lenders or the Agent to agree to or grant any similar or future consent, waiver or amendment of any of the terms and conditions of the Credit Agreement or the other Loan Documents.

8. Waiver and Release. TO INDUCE THE LENDERS TO AGREE TO THE TERMS OF THIS AMENDMENT, THE BORROWER AND THE GUARANTORS (FOR THEMSELVES AND THEIR AFFILIATES) (COLLECTIVELY, THE “RELEASING PARTIES”) REPRESENT AND WARRANT THAT AS OF THE DATE HEREOF THERE ARE

NO CLAIMS OR OFFSETS AGAINST OR RIGHTS OF RECOUPMENT WITH RESPECT TO OR DEFENSES OR COUNTERCLAIMS TO THEIR OBLIGATIONS UNDER THE LOAN DOCUMENTS AND IN ACCORDANCE THEREWITH THEY:

(a)  WAIVE ANY AND ALL SUCH CLAIMS, OFFSETS, RIGHTS OF RECOUPMENT, DEFENSES OR COUNTERCLAIMS, WHETHER KNOWN OR UNKNOWN, ARISING PRIOR TO THE DATE HEREOF.

(b)  FOREVER RELEASE, RELIEVE AND DISCHARGE THE LENDERS AND THE AGENT, AND THEIR RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, MEMBERS, PARTNERS, PREDECESSORS, SUCCESSORS, ASSIGNS, ATTORNEYS, ACCOUNTANTS, AGENTS, EMPLOYEES AND REPRESENTATIVES (COLLECTIVELY, THE “RELEASED PARTIES”), AND EACH OF THEM, FROM ANY AND ALL CLAIMS, LIABILITIES, DEMANDS, CAUSES OF ACTION, DEBTS, OBLIGATIONS, PROMISES, ACTS, AGREEMENTS AND DAMAGES, OF WHATEVER KIND OR NATURE, WHETHER KNOWN OR UNKNOWN, SUSPECTED OR UNSUSPECTED, CONTINGENT OR FIXED, LIQUIDATED OR UNLIQUIDATED, MATURED OR UNMATURED, WHETHER AT LAW OR IN EQUITY, WHICH THE RELEASING PARTIES EVER HAD, NOW HAVE, OR MAY, SHALL, OR CAN HEREAFTER HAVE, DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN ANY WAY BASED UPON, CONNECTED WITH, OR RELATED TO MATTERS, THINGS, ACTS, CONDUCT AND/OR OMISSIONS AT ANY TIME FROM THE BEGINNING OF THE WORLD THROUGH AND INCLUDING THE DATE HEREOF, INCLUDING WITHOUT LIMITATION ANY AND ALL CLAIMS AGAINST THE RELEASED PARTIES ARISING UNDER OR RELATED TO THE LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY. NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, THE RELEASING PARTIES AND THE RELEASED PARTIES HEREBY AGREE THAT THE RELEASE CONTAINED HEREIN DOES NOT INCLUDE A RELEASE OF ANY CLAIM OR OBLIGATION AGAINST THE RELEASED PARTIES ARISING AFTER THE DATE HEREOF UNDER THE TERMS OF THE LOAN DOCUMENTS WHICH CLAIM OR OBLIGATION DOES NOT ARISE, DIRECTLY OR INDIRECTLY, OUT OF AND IS IN NO WAY BASED UPON MATTERS, THINGS, ACTS, CONDUCT AND/OR OMISSIONS OCCURRING PRIOR TO THE DATE HEREOF.

(c)  IN CONNECTION WITH THE RELEASE CONTAINED HEREIN, ACKNOWLEDGE THAT THEY ARE AWARE THAT THEY MAY HEREAFTER DISCOVER CLAIMS PRESENTLY UNKNOWN OR UNSUSPECTED, OR FACTS IN ADDITION TO OR DIFFERENT FROM THOSE WHICH THEY KNOW OR BELIEVE TO BE TRUE, WITH RESPECT TO THE MATTERS RELEASED HEREIN. NEVERTHELESS, IT IS THE INTENTION OF THE RELEASING PARTIES, THROUGH THIS AMENDMENT AND WITH ADVICE OF COUNSEL, FULLY, FINALLY AND FOREVER TO RELEASE ALL SUCH MATTERS, AND ALL CLAIMS RELATED THERETO, WHICH DO NOW EXIST, OR HERETOFORE HAVE EXISTED. IN FURTHERANCE OF SUCH INTENTION, THE RELEASES HEREIN GIVEN SHALL BE AND REMAIN IN EFFECT AS A FULL AND COMPLETE RELEASE OR WITHDRAWAL OF SUCH MATTERS NOTWITHSTANDING THE DISCOVERY OR EXISTENCE OF ANY SUCH ADDITIONAL OR DIFFERENT CLAIMS OR FACTS RELATED THERETO.

(d)  COVENANT AND AGREE NOT TO BRING ANY CLAIM, ACTION, SUIT OR PROCEEDING AGAINST THE RELEASED PARTIES, DIRECTLY OR INDIRECTLY, REGARDING OR RELATED IN ANY MANNER TO THE MATTERS RELEASED HEREBY, AND FURTHER COVENANT AND AGREE THAT THIS AMENDMENT IS A BAR TO ANY SUCH CLAIM, ACTION, SUIT OR PROCEEDING.

(e)  REPRESENT AND WARRANT TO THE RELEASED PARTIES THAT THEY HAVE NOT HERETOFORE ASSIGNED OR TRANSFERRED, OR PURPORTED TO ASSIGN OR TRANSFER, TO ANY PERSON OR ENTITY ANY CLAIMS OR OTHER MATTERS HEREIN RELEASED.

9. Counterparts. This Amendment may be executed by the parties hereto in several counterparts, each of which shall be an original and all of which shall constitute together but one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by e-mail (e.g., “pdf” or “tiff”) or telecopy shall be effective as delivery of a manually executed counterpart of this Amendment.

10. Governing Law. THIS AMENDMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the day and year first above written.

THERATECHNOLOGIES INC.,
as the Borrower

By:	/s/ Paul Lévesque
Name:	Paul Lévesque
Title:	President and Chief Executive Officer

THERATECHNOLOGIES INC.,
as the Borrower

By:	/s/ Philippe Dubuc
Name:	Philippe Dubuc
Title:	Senior Vice President and Chief Financial Officer

[Signature Page to First Amendment to Credit Agreement]

MAM TIGER LENDER LLC,
as a Lender

By:	/s/ Lou Hanover
Name:	Lou Hanover
Title:	Authorized Signatory

MARATHON HEALTHCARE FINANCE FUND, L.P.,
as a Lender

By: Marathon Healthcare Finance Fund GP, LLC

By:	/s/ Lou Hanover
Name:	Lou Hanover
Title:	Chief Investment Officer

[Signature Page to First Amendment to Credit Agreement]

EXHIBIT A

Warrants

Please see attached.

[REDACTED: Form of Subscription Agreement and Form of Warrant Certificate]

A

EXHIBIT B

SUBSCRIPTION AMOUNTS

Purchaser	Number of Warrants
MAM Tiger Lender LLC	[REDACTED: Number of Warrants]
Marathon Healthcare Finance Fund, L.P.	[REDACTED: Number of Warrants]